                                                                       Exhibit 1

                                        Bid.Com International Inc.
                                   Consolidated Statement of Operations
                  (expressed in thousands of Canadian dollars, except per share amounts)
                                        (Canadian GAAP, Unaudited)
----------------------------------------------------------------------------------------------------------

                             -----------------------------------------------------------------------------
                                        Three Months Ended                     Nine Months Ended
                             -------------------------------------
                                           September 30                           September 30
                             -----------------------------------------------------------------------------
                                   2000            2000       1999        2000            2000        1999
                             -----------------------------------------------------------------------------
                                           translated                             translated
                                          into US$ at =                          into US$ at =
                                           Cdn$ 1.5070                            Cdn$ 1.5070
                                               for                                    for
                                           convenience                            convenience
Gross revenue                   $ 1,669         $ 1,107    $ 8,330    $ 11,275        $  7,482    $ 19,595
Customer acquisition costs            -               -          -        (157)           (104)          -
                             -----------------------------------------------------------------------------
Net revenue                       1,669           1,107      8,330      11,118           7,378      19,595
                             -----------------------------------------------------------------------------

Direct expenses                 $ 1,392         $   924    $ 6,377    $ 11,164        $  7,407    $ 15,886
General and administrative        5,436           3,607      3,205      14,067           9,334       8,481
Advertising and promotion           367             244      3,408       4,936           3,275       6,681
Software development
  and technology expense            260             173        273         985             654         750
Depreciation and
 amortization                       270             179        245         760             504         425
Interest income                     (77)            (51)      (168)       (382)           (253)       (531)
                             -----------------------------------------------------------------------------
                                  7,648           5,076     13,340      31,530          20,921      31,692
                             -----------------------------------------------------------------------------

                             -----------------------------------------------------------------------------
Loss from Operations            $(5,979)        $(3,969)   $(5,010)   $(20,412)       $(13,543)   $(12,097)
                             =============================================================================

Gain on disposal of
  strategic investments         $20,697         $13,734               $ 20,697        $ 13,734
Provision for impaired
  strategic investments          (2,865)         (1,901)                (3,295)         (2,186)
Revaluation of marketable
  Securities                       (573)           (380)                  (573)           (380)
                             -----------------------------------------------------------------------------
                                $17,259         $11,453    $     -    $ 16,829        $ 11,168    $      -
                             -----------------------------------------------------------------------------

                             -----------------------------------------------------------------------------
Net Income/(Loss)               $11,280         $ 7,484    $(5,010)   $ (3,583)       $ (2,375)   $(12,097)
                             =============================================================================

Earnings/(Loss) per
  basic share                     $0.21           $0.14     $(0.10)     $(0.07)         $(0.04)     $(0.25)
                             =============================================================================

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
Weighted average
  common shares                  54,360          54,360     50,111      53,493          53,493      48,066
                             =============================================================================
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
                                                   September                September               December 31
                                        ----------------------------------------------------------------------------
Balance Sheet Data                                   2000                     2000                     1999
                                        ----------------------------------------------------------------------------
                                                 (unaudited)              (unaudited)              (unaudited)
                                                                            (in US$)
                                                                           translated
                                                                         into US$ at =
                                                                          Cdn$ 1.5070
                                                                              for
                                                                          convenience
Cash                                                       $ 2,638                  $ 1,750                  $ 5,019
Marketable securities                                       21,634                   14,356                   16,478
Other current assets                                         3,822                    2,536                    6,495
Other assets                                                 7,259                    4,817                    8,751
                                        ----------------------------------------------------------------------------
Total assets                                               $35,353                  $23,459                  $36,743
                                        ============================================================================

Current Liabilities                                        $ 1,983                  $ 1,316                  $ 5,504
Short term and long term
     deferred revenue                                        3,121                    2,071                    2,254
Long Term Debt                                                  72                       48
Total shareholders' equity                                  30,177                   20,024                   28,985
                                        ----------------------------------------------------------------------------
Total liabilities and
     shareholders' equity                                  $35,353                  $23,459                  $36,743
                                        ============================================================================
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